Shareholder Update

Shareholder Meeting Results
A special meeting of the funds shareholders was held on March 15, 2001. Each matter voted upon at that meeting, as well as the number of votes cast for, against, or withheld, and the number of abstentions with respect to such matters, are set forth below:

(1) The funds shareholders approved a change in the funds investment restrictiongoverning investments in real estate. The following votes were cast regarding this matter:

 Shares		Shares		             Broker
Voted For	Voted Against  Abstentions  Non Votes
5,418,410       359,002	        157,365       ---


Annual Meeting Results
An annual meeting of the funds shareholders was held on August 27, 2001. Each matter voted upon at that meeting, as well as the number of votes cast for, against or withheld, the number of abstentions, and the number of broker non-votes with respect to such matters, are set forth below.


(1) The funds shareholders elected the following ten directors:

			Shares	       Shares Withholding
			Voted For	Authority to Vote
Robert J. Dayton	8,069,950           867,028
Andrew S. Duff		8,833,528	    103,450
Roger A. Gibson		8,842,052	     94,926
Andrew M. Hunter III	8,837,002	     99,976
Leonard W. Kedrowski	8,842,452	     94,526
John M. Murphy, Jr.	8,836,878	    100,100
Richard K. Riederer	8,842,271	     94,707
Joseph D. Strauss	8,834,727     	    102,251
Virginia L. Stringer	8,838,052	     98,926
James W. Wade           8,842,271	     94,707

(2) The funds shareholders ratified the selection by the funds Board of Directors of Ernst & Young as the independent public accountants for the fund for the fiscal year ending November 30, 2001. The following votes were cast regarding this matter:

 Shares	         Shares		             Broker
Voted For      Voted Against  Abstentions   Non Votes
  8,805,541       47,560        83,776	       1

Share Repurchase Program
Your funds Board of Directors has approved a share repurchase program, which enables the fund to buy back shares of its common stock in the open market.
Repurchases may only be made when the previous days closing market price per share was at a discount from net asset value. Repurchases cannot exceed 5% of the funds outstanding shares as of September 9, 1998.

What effect will this program have on shareholders?
We do not expect any adverse impact on the advisors ability to manage the fund.Because repurchases will be at a price below net asset value, remaining shares outstanding may experience a slight increase in net asset value per share. Although the effect of share repurchases on the market price is less certain, the Board of Directors believe the program may have a favorable effect on the market price of fund shares.
We do not anticipate any material increase in the funds expense ratio.

When will shares be repurchased?
Share repurchases may be made from time to time and may be discontinued at any time. Share repurchases are not mandatory when fund shares are trading at a discount from net asset value; all repurchases will be at the discretion of the funds investment advisor.
The board of directors decision whether to continue the share repurchase program will be reported in the next shareholder report.

How will shares be repurchased?
We expect to finance the repurchase of shares by liquidating portfolio securities or using current cash balances. We do not anticipate borrowing in order to finance share repurchases.

Terms and Conditions of the Dividend Reinvestment Plan
As a shareholder, you may choose to participate in the Dividend Reinvestment Plan. Its a convenient and economical way to buy additional shares of the fund by automatically reinvesting dividends and capital gains.
The plan is administered by EquiServe, the plan agent.

Eligibility/Participation
You may join the plan at any time. Reinvestment of istributions will begin with the next distribution paid, provided your request is received at least 10 days before the record date for that distribution.

If your shares are in certificate form, you may join the plan directly and have your distributions reinvested in additional shares of the fund. To enroll in this plan, call Equiserve at 1-800-543-1627. If your shares are registered in your brokerage firms name or another name, ask the holder of your shares how you may participate.

Banks, brokers or nominees, on behalf of their beneficial owners who wish to reinvest dividend and capital gains distributions, may participate in the plan by informing
EquiServe at least 10 days before each shares dividend and/or capital gains distribution.

Plan Administration
Beginning no more than 5 business days before the dividend payment date, EquiServe will buy shares of the fund on the New York Stock Exchange (NYSE) or elsewhere on the open market only when the price of the funds shares on the NYSE plus commissions is at less than a 5% premium over the funds most recently calculated net asset value (NAV) per share. If, at the close of business on the dividend payment date, the shares purchased in the open market are insufficient to satisfy the dividend reinvestment requirement, EquiServe will accept payment of the dividend, or the remaining portion, in authorized but unissued shares of the fund. These shares will be issued at a per-share price equal to the higher of (a) the NAV per share as of the close of business on the payment date or (b) 95% of the closing market price per share on the payment date.

By participating in the dividend reinvestment plan, you may receive benefits not available to shareholders who elect not to participate. For example, if the market price plus commissions of the funds shares is 5% or more above the NAV, you will receive shares at a discount of up to 5% from the current market value. However, if the market price plus commissions is below the NAV, you will receive distributions in shares with an NAV greater than the value of any cash distributions you would have received.

There is no direct charge for reinvestment of dividends and capital gains, since EquiServe fees are paid for by the fund. However, if fund shares are purchased in the open market, each participant pays a pro rata portion of the brokerage commissions. Brokerage charges are expected to be lower than those for individual transactions because shares are purchased for all participants in blocks. As long as you continue to participate in the plan, distributions paid on the shares in your account will be reinvested.

EquiServe maintains accounts for plan participants holding shares in certificate form and will furnish written confirmation of all transactions, including information you need for tax records. Reinvested shares in your account will be held by EquiServe in noncertified form in your name.

Tax Information
Distributions invested in additional shares of the fund are subject to income tax, to the same extent as if received in cash. When shares are issued by the fund at a discount from market value, shareholders will be treated as having received distributions of an amount equal to the full market value of those shares. Shareholders, as required by the Internal Revenue Service, will receive Form 1099 regarding the federal tax status of the prior years distributions.

Plan Withdrawal
If you hold your shares in certificate form, you may terminate your participation in the plan at any time by giving written notice to EquiServe. If your shares are registered in your brokerage firms name, you may terminate your participation via verbal or written instructions to your investment professional. Written instructions should include your name and address as they appear on the certificate or account.

If notice is received at least 10 days before the record date, all future distributions will be paid directly to the shareholder of record.

If your shares are issued in certificate form and you discontinue your participation in the plan, you (or your nominee) will receive an additional certificate for all full shares and a check for any fractional shares in your account.

Plan Amendment/Termination
The fund reserves the right to amend or terminate the plan.
Should the plan be amended or terminated, participants will be notified in writing at least 90 days before the record date for such dividend or distribution. The plan may also be amended or terminated by EquiServe with at least 90 days written notice to participants in the plan.

Any questions about the plan should be directed to your investment professional or to EquiServe LP, P.O. Box 43011,
Providence, RI 02940-3011, 1-800-543-1627.